Exhibit 3

CEMEX Holdings Philippines 1Q 2019 RESULTS April 26, 2019

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,? ?should,? ?could,? ?anticipate,? ?estimate,? ?expect,? ?plan,? ?believe,? ?predict,? ?potential? and ?intend? or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP?s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP?s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP?s exposure to other sectors that impact CHP?s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP?s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (?CEMEX?), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX?s obligations under its material debt agreements, the indentures that govern CEMEX?s senior secured notes and CEMEX?s other debt instruments; expected refinancing of CEMEX?s existing indebtedness; the impact of CEMEX?s below investment grade debt rating on CHP?s and CEMEX?s cost of capital; CEMEX?s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP?s cost-reduction initiatives and implement CHP?s pricing initiatives for CHP?s products; the increasing reliance on information technology infrastructure for CHP?s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP?s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP?s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP?s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

2019 Updates ? Major works for Solid Cement new Ceremonial groundbreaking on April 25 line expansion to start in 2019 ? Implement new supply chain Achieved 4 pp reduction year-over-year initiatives to lower distribution cost as in the first quarter a percentage to sales by 1 to 2 pp ? Further increase in cement 3 pp lower clinker utilization in the first production via lower clinker utilization quarter compared to full year 2018 Shift to new lower-grade coal mix in ? Shift in coal mix for greater cost coming quarters. Utilized hedged coal efficiency inventory during 1Q19. Successfully executed with no ? Scheduled Solid Cement kiln interruption to kiln operation following maintenance in January1 start-up 1 3 Following uninterrupted production for 25 months

Domestic Cement Volumes and Prices 1Q19 vs. 1Q19 vs. Net Sales1 1Q18 4Q18 +6% Domestic Volume (1%) 9% Cement Price (PHP) 7% 4% Domestic cement volumes decreased by 1% year-over-year during the first quarter Sales volumes were still recovering at the start of the year from the impact of the September 2018 landslide in 5,891 6,237 Naga City, Cebu, near our APO plant Sales volumes increased throughout the quarter, reaching an all-time high in monthly sales volume during March Growth was driven by a strong residential sector and sustained public infrastructure spending Sequential domestic cement prices increased by 4%, reflecting: 1Q18 1Q19 A consolidation of price adjustments implemented in December 2018 due to the impact of the landslide Product mix effect positively affecting weighted-average prices A low base of comparison from the first two months of 4Q18 Domestic cement prices were 7% higher year-over-year, a result of price adjustments implemented during 2018 Net sales during the first quarter grew 6% year-over-year 1 4 Millions of Philippine Pesos

Private Sector

Strong demand growth seen during the quarter, with the residential segment growing faster than the non-residential segment.

Construction employment rose by 13% year-over-year during the first quarter and reached its highest all-time level.

Residential segment growth is expected to continue, as residential sites outside of NCR are developed. In addition, higher demand anticipated from Central Luzon and CALABARZON regions tied to upcoming transport infrastructure such as the MRT7 and other South Luzon projects.

Non-residential activity to be driven by demand for office spaces from outsourcing and gaming firms, and flexible working spaces. Investments in industrial projects should be supported by infrastructure projects, development of manufacturing hubs, and growth of manufacturing sub-sectors on the back of strong consumption.


Approved Building Permits
Year-over-year growth based on floor area[1]
80%
60%
40%
20%
0%
-20%
-40%
41%
29%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Non-Residential
Residential

[1] Source: Philippine Statistics Authority

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Public Sector Disbursements on Infrastructure and Capital Outlays Infrastructure and Capital Outlays in the first (in PHP billion)1 two months of 2019 grew by 26% mainly due 300 to payments of infrastructure projects and contracts that have recently been completed. 250 233 Groundbreaking for several big-ticket 218 +31% +53% projects, funded with sources outside of the +49% 196 200 national budget, was seen during the first 157 quarter. These projects include the Metro +34% 150 Manila Subway (Japanese-aid funded) and +26% 118 100 the Cavite-Laguna Expressway (PPP). Disbursements for public investments should 50 rise in the second half of the year once pre-construction works and awarding of contracts 0 are concluded following the recent signing of 1Q18 2Q18 3Q18 4Q18 Jan—Feb 19 the 2019 General Appropriations Act. % Refers to year-over-year growth Source: 1 Department of Budget and Management; Department of Finance 6 2 Philippine Statistics Authority

Cost of Sales Cost of Sales Fuel and Power Cost of sales, as a percentage of (% of sales) (% of cost of sales) sales, was 5 pp higher year-over-year mainly due to scheduled kiln Fuel maintenance in Solid Cement plant, and cement imports and outsourced Power clinker carried over resulting from the Naga landslide incident. Fuel costs accounted for 18% of 63% 25% 26% cost of sales, a decrease of 8 pp 58% 12% 18% year-over-year due to use of hedged coal inventory and Solid 21% 22%17% 18% kiln maintenance. Power costs accounted for 18% of 4Q17 4Q18 cost of sales, a decrease of 4 pp 1Q18 1Q19 1Q18 1Q19 year-over-year resulting from more competitive contracted power rates and lower power consumption. 7

Operating Expenses Distribution Selling and Administrative Distribution expenses, as a (% of net sales) (% of net sales) percentage of sales, decreased by 4 pp year-over-year mainly due to supply-chain-optimization initiatives, and higher sales from cement imports carried over resulting from the Naga landslide incident. 19% 15% Selling and administrative expenses, 13% 12% as a percentage of sales, decreased by 1 pp year-over-year. 1Q18 1Q19 1Q18 1Q19 8

Operating EBITDA and Operating EBITDA Margin Operating EBITDA during the quarter increased by 7% year-over-year due to savings in distribution expenses, while Operating EBITDA Variation1 increased cost of sales were mitigated by higher year-over-year prices. 17% 17% Operating EBITDA margin was flat year-over-year at 17%. % Refers to operating EBITDA margin 1 9 Millions of Philippine Pesos

Net Income Net income for the quarter was 137% higher year-over-year at Net Income1 PHP 172 million mainly due to lower foreign-exchange losses and higher operating earnings. First Quarter (In Millions of Philippine Pesos) 2019 2018 % var Operating earnings 615 579 6% 172 Financial expenses, net (334) (228) (47%) Foreign exchange gain (loss), net (17) (287) 94% 73 Net income (loss) before income taxes 264 64 313% Income tax benefit (expenses) (91) 9 N/A Consolidated net income (loss) 172 73 137% 1Q18 1Q19 1 10 Millions of Philippine Pesos

1Q 2019 FREE CASH FLOW & GUIDANCE

Free Cash Flow First Quarter Free cash flow during the first quarter 2019 2018 reached PHP 826 million after % var maintenance CAPEX and PHP 761 Operating EBITDA 1,074 1,000 7% million after strategic CAPEX. —Net Financial Expenses 334 228 —Maintenance Capex 90 80 —Change in Working Capital (263) (245) —Income Taxes Paid 92 104 —Other Cash Items (net) (6) (2) Free Cash Flow after 826 836 (1%) Maintenance Capex —Strategic Capex 65 114 Free Cash Flow 761 721 6% Millions of Philippine Pesos 12

2019 Guidance Cement volumes 8-10% PHP 975 million Maintenance CAPEX Capital expenditures PHP 6,775 million Solid Cement Plant Expansion CAPEX PHP 7,750 million Total CAPEX 13

Solid Plant Expansion: A Strategic Investment This expansion will allow us to grow with the market, improve the logistics of our products, and continue to benefit from the long-term favorable outlook of the Philippines Expected total investment of US$235 million New line expected to start operations in the fourth quarter of 2020 Approval of Philippine Board of Investments (BOI) application, entitling the new line to tax incentives 14

Current proposal to increase Authorized Capital Stock CHP has submitted a proposal to increase Authorized Capital Stock from 5.2 B to 18.3 B shares with a par value of PHP 1.00 per common share for approval at its Annual Shareholders? Meeting to be held on June 5, 2019:—The par value is not the issue price of the shares—Any unissued shares will be kept in the form of authorized but unissued share capital—CHP currently has no plans for any further fundraising Approval would provide the ability to raise equity capital including, but not limited to, a rights offering, subject to final decision and approval of the Board of Directors Potentially looking to raise up to US$ 250 million, to:—Improve its capital structure —Fully fund the Solid Cement Plant expansion—Provide balance sheet flexibility Details of any potential capital raise have not been decided by the Board of Directors Any potential capital market transaction would be fair, transparent and equitable to all shareholders 15

Focused Strategy: Improving Profitability and Capturing Growth 1. Expand integrated cement capacity in the largest market in the Philippines 2. Continue to enhance profitability by optimizing distribution channels and plant operations 3. Ensure safe and sustainable business operations 4. Provide superior customer experience through CEMEX Go ? a proprietary end-to-end digital solution ?and agile client servicing 16

Q&A SESSION 1Q 2019 RESULTS

1Q 2019 APPENDIX

Debt Information During the first quarter of 2019, SOLID Cement Maturity Profile3 Corporation (?SOLID?) signed an Amendment Agreement to the subordinated revolving Related Party Loans4 6,406 credit facility entered into last November 2018 6,326 BDO Debt with a related company, CEMEX Asia B.V., 4,839 increasing the available principal amount from Total Debt: PHP 19,031 US$ 75 million to US$ 100 million. Avg. life of debt: 4.1 years 4,725 Net Debt to EBITDA5: 4.5x 6-year loan, prepayable1 without penalty Fixed interest rate2 ranging from 8.2% to 1,179 10.2% per annum depending on CHP?s 1,074 1,601 leverage 140 140 Subordinated 105 to BDO loan 2019 2020 2021 2022 2023 2024 Initial drawdown on this facility of about US$ 40.7 million done in November 2018 1 With any other proceeds aside from a new loan from a related company outside the CHP group 2 Pre-tax 3 Millions of Philippine Pesos 4 Pertains to loans with CEMEX Asia B.V. 5 19 Last 12 months Consolidated EBITDA

Impact of PFRS 16 on 2018 Income Statement Estimated Variation due 1 2018 2018 Pro Forma to PFRS 16 Cost of Sales (14,307) 16 (14,291) Gross Profit 9,111 16 9,127 Selling and Administrative (3,009) 10 (2,999) Expenses Distribution Expenses (4,735) 65 (4,671) Operating Earnings before Other 1,366 91 1,457 Expenses, net Financial Income (Expenses), net (952) (77) (1,029) Foreign Exchange Gain (Loss), net (331) (50) (381) Income Tax Benefit (Expenses) (971) 11 (960) Consolidated Net Income (Loss) (930) (26) (956) Depreciation (1,416) (416) (1,832) Operating EBITDA3 2,783 506 3,289 All figures in Millions of Philippine Pesos 1 20 CHP estimates

Impact of PFRS 16 on 2018 Balance Sheet Estimated Variation due 1 2018 2018 Pro Forma to PFRS 16 Fixed Assets3 15,617 1,043 16,660 Deferred Income Taxes ? net 720 41 762 Other Assets (Total) 31,482 41 31,524 Total Assets 55,854 1,084 56,938 Other Current Liabilities 10,080 17 10,098 Current Liabilities (Total) 10,080 17 10.098 Other Liabilities 892 1,169 2,061 Total Liabilities 26,982 1,186 28,168 Stockholders? Equity Attributable 28,872 (102) 28,770 to Controlling Interest Total Stockholders? Equity 28,872 (102) 28,770 All figures in Millions of Philippine Pesos 1 CHP estimates 3 21 Refers to Property, machinery and equipment, net

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company?s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company?s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 22

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com
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